

February 14, 2012

<u>Via E-mail</u>
Mr. Charles S. Berkman
Vice President, General Counsel and Secretary
Ligand Pharmaceuticals Incorporated
11085 North Torrey Pines Road, Suite 300
La Jolla, California 92037

> **Re: Ligand Pharmaceuticals Incorporated**
> **Item 4.02 Form 8-K**
> **Filed February 7, 2012**
> **File No. 001-33093**

Dear Mr. Berkman:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

<u>Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.</u>

1. Please describe the nature of the acquisition-related costs that should have been included in your original estimate of liabilities assumed in the CyDex acquisition. Explain the factors that you considered in concluding that your original accounting treatment was incorrect and your basis for capitalizing these acquisition costs as goodwill and other intangible assets. Refer us to the technical literature upon which you relied in determining your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Frank Wyman at (202) 551-3660.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief